United States securities and exchange commission logo





                              September 15, 2022

       George Lai
       Chief Financial Officer
       The9 LTD
       17 Floor, No. 130 Wu Song Road
       Hong Kou District, Shanghai 200080
       People   s Republic of China

                                                        Re: The9 LTD
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            File No. 1-34238

       Dear Mr. Lai:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F Filed May 2, 2022

       General

   1. Revise to include a summary risk factor section. In your summary of risk factors, disclose the risks that your
corporate structure and being based in or having the majority of the
                                                        company   s operations
in China poses to investors. In particular, describe the significant regulatory, liquidity,
and enforcement risks with cross-references to the more detailed discussion of these
risks in the filing. For example, specifically discuss risks arising from the legal system in
China, including risks and uncertainties regarding the enforcement of laws and that rules and
regulations in China can change quickly with little advance notice;
                                                        and the risk that the
Chinese government may intervene or influence your operations at any time, or may exert
more control over offerings conducted overseas and/or foreign investment in
China-based issuers, which could result in a material change in your operations and/or the
value of your securities. Acknowledge any risks that any actions by
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         the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-reference to each relevant individual detailed risk factor.
Introduction, page 1

2.       We note that the terms    we,       us,       our company,       our
 and    The9    refer to The9
         Limited and its subsidiaries and "your" consolidated variable interest entity, Shanghai
         The9 Information Technology Co., Ltd. Please refrain from using terms
such as    we    or
            our    when describing activities or functions of the VIE.
3. We note your disclosure here that the VIE is an entity in which you "effectively control through a series of contractual arrangements," and your disclosure on page 3 that you
         "rely on contractual arrangements among [y]our PRC subsidiaries, the variable interest entity and its shareholders to control the business operations of the variable interest entity." Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.
Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with The Variable Interest
Entity, page 3

4. Where you disclose on page 3 that investors in your ADSs do not hold an equity interest in the variable interest entity in China, but instead hold an equity interest in a holding company incorporated in the Cayman Islands, explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where
         Chinese law prohibits direct foreign investment in the operating companies.
5.       We note your disclosure on page 4 that the PRC government could determine your
         contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment, or that these regulations or the interpretation of existing regulations could change or be interpreted differently in the future. Please revise to clarify that this could result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.
6.       Provide a diagram of the company   s corporate structure, identifying
the person or entity
         that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in
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         consolidation of the VIE   s operations and financial results into
your financial statements.
         Identify clearly the entity in which investors are purchasing their interest and the
         entity(ies) in which the company   s operations are conducted.
Describe the relevant
         contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
7. Please disclose whether each of the auditors for which audit reports are included in this annual report is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the HFCAA and Accelerating HFCAA if the PCAOB determines that it cannot inspect or investigate completely either of your auditors, and that as a result an exchange may determine to delist your securities.
Cash and Asset Flows through Our Organization, page 5

8. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the VIE, and direction of transfer. Quantify any dividends or distributions that a subsidiary or the VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, such as controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of
         China. Provide a cross-reference to your discussion of these issues in your summary risk factors and risk factors sections.
9. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash. State that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the VIEs by the PRC government to transfer cash.
10. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the VIEs or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in
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         nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Permissions Required from the PRC Authorities for Our Operations, page 5

11. Disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or the VIE are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency that is required to approve the VIE s operations, and discuss how you came to your conclusions and the basis on which you made such determination. In this regard, we note your reference to the CSRC and CAC, but you do not state whether or not you believe you are subject to their review. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note that the disclosure here should not be qualified by materiality.
12.      We note your disclosure on page 83 that your PRC counsel, Grandall Law
Firm,
         concluded that the ownership structure and the business operation models of your PRC subsidiaries and the VIE comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which you have already obtained or which would not have a material adverse effect on your business or operations as a whole. Please tell us whether your PRC counsel provided an opinion and if they opined on the applicability of CSRC and CAC review.
Item 3. Key Information
Financial Information Related to Our Consolidated Variable Interest Entity, page 6

13. Please revise the schedules to present the WFOE that is the primary beneficiary of the
         VIEs in a separate column.
D. Risk Factors
Risks Related to Our Company and Our Industry, page 8

14. We note your disclosure on page 13 that the company will limit its holdings in cryptocurrencies to less than 40% of its assets. Please revise your risk factor disclosure to clarify that the volatility in digital asset markets may make it difficult to maintain a portfolio consisting of no more than 40% of digital assets that are securities or could result in sales of digital assets to avoid exceeding this threshold, including at times that may not be opportune.
Item 4. Information on the Company
NFT Business, page 79

15. We note your disclosure that "in August 2021, [you] formally stepped into the NFT
 George Lai
The9 LTD
September 15, 2022
Page 5
         business." In connection with your new line of business, please:


                Provide a materially complete description of the NFTs to be traded on your marketplace and clarify who creates them. In this regard, we note your disclosure suggests you operate a marketplace for NFTs, but that you also entered into license agreements with certain sports stars to use their likeness to produce NFTs;
                Explain to us how your marketplace operates with respect to NFTs and your role in it;
              and
                Provide us with your legal analysis that such NFTs monetized on your marketplace are not securities under Section 2(a)(1) of the Securities Act of 1933 and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner
              & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).
Note 9. Intangible Assets - Cryptocurrencies, page F-37

16. Please revise your disclosure to describe the facts and circumstances that led to the impairment charge of $8 million. Refer to ASC 350-30-50-3(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Suying Li at
(202) 551-3335
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Taylor Beech at
(202) 551-
4515 with any other questions.



FirstName LastNameGeorge Lai                                   Sincerely,
Comapany NameThe9 LTD
                                                               Division of
Corporation Finance
September 15, 2022 Page 5                                      Office of Trade
& Services
FirstName LastName